Exhibit 15.1

True Leaf Retains Edison Advisors as Investor Relations Counsel

Vernon, British Columbia- (Newsfile Corp. - December 18 , 2017) - True Leaf Medicine International Ltd. (CSE: MJ) (FSE: TLA) (OTCQB: TRLFF) ("True Leaf" or the " Company"), announced today that it has retained Edison Advisors ("Edison"), a global strategic advisory firm, as the Company's investor relations counsel.

Edison has been engaged to provide investor relations services to True Leaf as it works towards the successful completion of its Regulation A+ offering and receiving federal approval as a licensed producer of medicinal cannabis in Canada. Edison will continue to provide strategic investor relations advisory and execution services to raise True Leaf's profile amongst investors, with a core focus on the United States.

True Leaf founder and Chief Executive Officer, Darcy Bomford, stated, "We are excited to work with Edison and leverage their strategic expertise in capital markets, shareholder communications, and investor marketing. We strongly believe Edison is the right partner to build a US investor base, composed of both retail and institutional investors."

Peter Molloy, Chief Executive Officer of EdisonGroup, North America, added, "It's great to be working with True Leaf on their Regulation A+ equity offering, which has already garnered participation and interest from US investors. We believe True Leaf's Regulation A+ offering resonates well with a wide variety of potential investors, from traditional institutions to unaccredited investors. This is a testament to True Leaf's leadership and business model, and we believe it will pave the way for success in the North American markets."

True Leaf's Regulation A+ offering, which was qualified by the Securities and Exchange Commission on November 21, 2017, enables underwriters to solicit orders from the general public in addition to traditional accredited investors and institutional investors. The Company is offering a maximum of 14,285,715 common shares at a price of $0.70 CAD per share, with a minimum subscription amount of $350 (500 shares) per investor. Boustead Securities, LLC is serving as lead underwriter for the offering.

In addition to traditional marketing methods used in public offerings, this offering is being marketed to online investors via invest.trueleaf.com.

About Edison

Edison is a strategic advisory and investment research company, with offices in North America, Europe, the Middle East and AsiaPac. The heart of Edison is our world-renowned equity research platform and deep multi-sector expertise. Edison Advisors leverages our core research platform to provide differentiated services including investor relations and strategic consulting. At Edison Investment Research, our research is widely read by international investors, advisors and stakeholders. Learn more at www.edisongroup.com.

About True Leaf

Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The Company's goal is to provide federally-approved, safe and effective cannabis products that will be sold across Canada and the United States. True Leaf Medicine Inc. was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market. True Leaf Medicine Inc. has been given approval by Health Canada to build its grow facility and will be subject to a Health Canada security inspection upon completion to allow for the cultivation, manufacture, and distribution of cannabis products. Currently, True Leaf does not have a license to produce cannabis.

Established in 2015, True Leaf Pet Inc. markets safe, hemp-focused products for the pet industry. The Company launched the True HempTM pet supplement line in Canada, the United States, and Europe, becoming one of the first hemp-based pet product lines to be marketed worldwide. True Hemp TM North American products are free of CBD and THC, making them the first federally legal products to be marketed in Canada and the United States.

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

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